Via Facsimile and U.S. Mail
Mail Stop 6010

April 26, 2007

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koniginstrasse 28
80802 Munich, Germany

Re: **Allianz SE**
        Form 20-F for the Fiscal Year Ended December 31, 2005
        Filed April 6, 2006
        File Number: 001-15154

Dear Dr. Perlet:

        We have reviewed your March 29, 2007 response to our January 25, 2007 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated September 26, 2006 and the statement that you conduct some asset management services related to U.S.-sanctioned countries. Please expand the discussion of material in section C of your letter to include relevant unredacted information.

2.   Similarly, consider providing additional unredacted information regarding your Global Sanctions Policy in the third paragraph of section B of your letter.

3.   Please expand your discussion of banking contacts to explain the nature of your "revenues from direct business with customers domiciled in the Subject Countries [and] business with European subsidiaries of companies based in the Subject

Countries…" Tell us whether, and explain the extent to which, the governments of Iran and Syria, or entities controlled by them, receive funds in connection with your operations. In addition to any such banking contacts, we note that your insurance operations include Iranian state-owned insureds. Your response should address whether, and the extent to which, you have made payments to Iranian or Syrian entities under insurance claims or otherwise.

4.   In this regard, we note the statement in your qualitative materiality analysis that you considered the nature of your operations in the sanctioned countries. It is unclear, however, how the nature of your operations factored into your analysis, or whether you considered the nature of your operations as generally a positive or negative factor in concluding that your overall contacts with the sanctioned countries are qualitatively immaterial. Please expand the discussion of the nature of your operations to address how they factored into your analysis and conclusion.

5.   Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

Item 5. Operating and Financial Review and Prospects, page 58

Critical Accounting Policies and Estimates, page 58

Reserves for insurance and investment contracts, page 63

6.   We have read your response to comment three and your revised disclosures. We were unable to locate a discussion of the method used to calculate the IBNR reserves. Please revise your proposed disclosure to include this information as well as to clarify how the ultimate amount within the range determined in the reserving process is selected.

Liquidity and Capital Resources, page 113

Debt and Capital Funding, page 116

Reduction of non-strategic assets by Dresdner Bank, page 117

7.   We have read your response to comment seven and believe the additional information you provided regarding the call spread would be useful to investors. Please provide to us in disclosure type format a discussion of the call spread that Allianz purchased from the third-party financial institution in you 2006 20-F and its relationship to the "mandatory exchangeable."

Notes to the Allianz Group's Consolidated Financial Statements

2 Summary of significant accounting policies, page F-5

Reserves for insurance and investment contracts, page F-13

8.   Please provide to us, in disclosure type format, your accounting policy regarding the provisions of paragraphs 10-12 of IFRS 4 and the impact that these provisions had on your financial statements.

16 Reserves for insurance and investment contracts, page F-63

Aggregate policy reserves, page F-63

9.   We have read your response to comment ten. Paragraph B22 of IFRS 4 indicates that a contract is an insurance contract only if it transfers significant insurance risk. It is still unclear why the unit-linked contracts in France and Italy that you specifically state "do not incorporate significant insurance risk" qualify as insurance contracts. Please explain to us how the contracts that do not incorporate significant insurance risk meet the definition of an insurance contract in accordance with IFRS 4.

Reserves for loss and loss adjustment expenses, page F-64

10.   We have read your response to comment 11 and your revised tables. Please explain to us why the gross and net amounts in the revised tables still do not agree with the gross and net amounts included in the rollforward table on page F-64. Explain to us why some of the amounts in the development table do not agree to what was presented in the prior year Form 20-F.

24 Premiums earned (net), page F-77

11.   We have read your response to comment 14 from your letter dated November 29, 2006. We believe that the netting of insurance and reinsurance activities is not in accordance with paragraph 14(d)(ii) of IFRS 4. We believe that footnote disclosure of the components of the netted line items is not sufficient to satisfy the requirement in paragraph 14(d)(ii). Therefore, please provide to us in disclosure type format a revised income statement to be included in your 2006 20-F with insurance and reinsurance activities presented separately for all periods presented.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant